Exhibit 99.4

To:	Business Unit Heads

From:	Mike Fries, President & CEO

Date:	May 13, 2009

Subject:	Communication Guidelines About Planned Option/SAR Exchange Program
IMPORTANT — PLEASE READ CAREFULLY
Today we will be announcing a planned option/SAR exchange program. When the program officially launches, we’ll be providing more communications, launching a dedicated website that will host additional resources and materials related to the program, and hosting meetings and webinars to familiarize employees with the program to help them understand the program and decide whether they want to participate.
As an officer of the company, it is important that you understand the guidelines for communicating about the program. You do not have an obligation or a responsibility to explain the program, but you may be approached by employees with questions and concerns about this program. If incorrect information is given to employees or some employees are given additional information that no one else has, we will have to take a series of complicated (and expensive) corrective steps.
This program is governed by SEC rules and regulations. One of the SEC’s primary concerns with regard to employee communications is making sure that employees have accurate and complete information and are not influenced or coerced in any way to participate in the program. Accordingly, we are required to file with the SEC all written and recorded information provided on the exchange. As an officer of the company, communications between you and employees are subject to these SEC requirements.
Please use the communication guidelines below when responding to questions and comments. Failure to follow these guidelines could result in Liberty Global having to take corrective actions. If you have any questions, please feel free to call Liz Markowski at 1-303-220-6648 or John Foley at 1-303-220-6652.
We ask that you protect yourself, Liberty Global and employees by adhering to the requirements below:
•	Answer questions only by referring to Mike’s announcement email, the additional information contained in the FAQ, or to other materials related to the program that have been filed with the SEC.

•	Do not answer a question via e-mail or by leaving a voicemail. SEC rules require us to file all written and recorded communications made on behalf of Liberty Global about the exchange program with the SEC.

•	Prior to the commencement of the exchange program, do not guarantee that the exchange program will start by any given date.

•	Once the exchange program begins, do not give any advice to employees about whether they should participate in the program. Emphasize that it is their decision to make. The program is voluntary and employees need to make an independent decision on whether to participate in the exchange.
The exchange program described in this memo has not yet launched. When the exchange program begins, you will be provided with materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the exchange program. When the offer period begins, Liberty Global will also file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. You will be able to obtain these materials and other documents filed by Liberty Global with the SEC free of charge from the SEC’s website at www.sec.gov or by email at equity@lgi.com.